December 16, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Almost Family, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     Filed March 31, 2005
     File No. 1-09848

Dear Mr. Rosenberg;

The following responses are to the questions contained in your correspondence dated November 23, 2005 for the corporation and filing listed above.

SEC COMMENT AND THE COMPANY'S RESPONSE

SEC Comment #1.:

Item 9A. Controls and Procedures

In disclosure type format, describe the effects of the restatement on the officers conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

Management's Response to SEC Comment #1.

The Company proposes the following Item 9A response to be filed in an amended Form 10K for the year ended December 31, 2004:

"ITEM 9A.  CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2004.

As part of the evaluation, management considered the issues related to the restatement of the Company's financial statements as set forth in Note 1 to the consolidated financial statements. These issues all related to contingent liabilities as set forth in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingent Liabilities" (SFAS No. 5).

Management believes that its disclosure controls and other procedures operated effectively with regard to processing and disclosing the information related to these matters each of which was reviewed and discussed in depth with the Company's independent auditors and with the Company's Audit Committee before the initial filing of the Form 10-K for the year ended December 31, 2004.

The restatements described in Note 1 to the consolidated financial statements resulted from conclusions reached by management, the auditors and the audit committee regarding the interpretation of SFAS No. 5 based on the facts and circumstances of each matter and not from any misunderstanding or error in the facts and circumstances. The Company's management will in the future apply the principles related to SFAS No. 5 as set forth in Note No.1 to the consolidated financial statements.

Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting."

If you have any questions please do not hesitate to contact me at 502-891-1000.

                                    Sincerely,



                                    /s/ C. Steven Guenthner
                                    ---------------------------
                                    C. Steven Guenthner Sr. Vice President &
                                      Chief Financial Officer